UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

CONTINENTAL ENERGY CORPORATION (Name of Issuer)

Common Stock (Title of Class of Securities)

210909107 (CUSIP Number)

copy to:
McMillan LLP
1500-1055 West Georgia Street
Vancouver, British Columbia, Canada V6E 4N7
Tel: 604.689.9111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2014 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 210909107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Visionaire Invest AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Visionaire Invest AS is a corporation organized under the laws of Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Nil
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER Nil
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Nil
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Nil
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 210909107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johnny Christiansen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Nil
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER Nil
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Nil
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Nil
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Schedule 13D is being filed jointly on behalf of Visionaire Invest AS ("Visionaire") and Johnny Christiansen, the Chief Executive Officer of Visionaire, (together the "Reporting Persons") relating to the shares of common stock of Continental Energy Corporation, a corporation existing under the laws of the Province of British Columbia, Canada (the "Issuer").

Item 1. Security and Issuer

This Statement relates to shares of common stock of the Issuer. The principal executive offices of the Issuer are located at Unit 201, 2311 Tradition Way, Naples, Florida, U.S.A., 34105.

Item 2. Identity and Background

(a)     Name: Visionaire Invest AS ("Visionaire") and Johnny Christiansen. The name, business address and present principal occupation or employment of each director and executive officer of Visionaire, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A to this Schedule 13D and incorporated herein by reference.

(b)     The business address of Visionaire is Nedre vei 24, Karljohansvern, Horten, Norway 3186.
The business address of Johnny Christiansen is Nedre vei 24, Karljohansvern, Horten, Norway 3186

(c)     Visionaire is a corporation incorporated pursuant to the laws of Norway. Johnny Christiansen is a citizen of Noway.

(d)     None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)     None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

In June 2013, the Issuer entered into a share exchange agreement with Visionaire (the "Original Share Exchange Agreement"), pursuant to which the Issuer acquired 1,530 equity shares (the "VEN Shares") of Visionaire Energy AS ("VEN"), representing 51% of the issued and outstanding shares of VEN, in exchange for the issuance of 20,000,000 shares of common stock of the Issuer (the "Shares").

Pursuant to a Sale and Purchase Agreement dated September 15, 2014 (the "VEN Share Repurchase Agreement") between the Issuer, as seller, and Visionaire, as purchaser, the Issuer has sold the VEN Shares back to Visionaire for consideration consisting of the return of the Shares to the Issuer and $200,000 in cash. The transaction closed on December 5, 2014, following receipt by the Issuer of the approval of its shareholders. Visionaire abstained from voting on the shareholders' resolution to approve the transaction.

Item 4. Purpose of Transaction

The Reporting Persons have ceased to own any equity shares of the Issuer, and do not anticipate acquiring any additional equity shares of the Issuer.

Shortly after the completion of share exchange transaction pursuant to the Original Share Exchange Agreement, Mr. Johnny Christiansen, the Founder and CEO of Visionaire, was appointed to the Board of Directors of the Issuer. Mr. Christiansen resigned as a director of the Issuer on September 16, 2014, following the execution of the VEN Share Repurchase Agreement.

Item 5. Interest in Securities of the Issuer

The Reporting Persons have ceased to own any equity shares of the Issuer.

Except for the surrender of the Shares by Visionaire to the Issuer on December 5, 2014 pursuant to the VEN Share Repurchase Agreement, the Reporting Persons have not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits
Exhibit No.	Description
10.1	Joint Filing Agreement between Reporting Persons(1)

Notes:

1.               Filed as an exhibit to the Reporting Persons' initial statement on Schedule 13D, as filed with the SEC on May 21, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2014	VISIONAIRE INVEST AS /s/ Johnny Christiansen Signature
Authorized Signatory

Dated: December 8, 2014	/s/ Johnny Christiansen Signature
Johnny Christiansen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A
Directors and Executive Officers of Visionaire Invest AS

Name, Position and Residence	Principal Occupation or Employment
Johnny Christiansen Founder, CEO and Director Norway	Businessman